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07008219


SEC MAIL PROCESSING
RECEIVED
SEP 28 2007
WASH, D.C.
160
SECTION

SEC... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/06 (MM/DD/YY) AND ENDING 07/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 BEDFORD STREET, SUITE 340
(No. and Street)

LEXINGTON	MA	02420
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW PASTS (781) 863-2545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 05 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/4

OATH OR AFFIRMATION

I, MATTHEW PASTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTS SECURITIES CORPORATION, as of JULY 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires
February 5, 2010

Notary Public

Signature

PRESIDENT

Title



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JULY 31, 2007

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910 FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
BTS Securities Corporation
Lexington, Massachusetts

We have audited the accompanying statement of financial condition of BTS Securities Corporation (the Company) as of July 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTS Securities Corporation as of July 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
September 19, 2007

BTS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2007

ASSETS

Cash and cash equivalents	$	161,625
Commissions receivable		3,448
Other receivable		35,000
Due from officer		36,192
Marketable securities		161,104
Prepaid taxes		4,339
Prepaid expenses		19,889
Not readily marketable securities, at estimated fair value		9,231
Total assets	$	430,828

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other accrued liabilities	$	5,332
Commissions payable		2,413
Income taxes payable		3,647
Deferred state tax liability		89
Total liabilities		11,481
Stockholders' Equity		
Common stock, no par value; shares authorized 100; 100 shares issued and outstanding		14,435
Additional paid-in capital		79,920
Retained earnings		324,992
Total stockholders' equity		419,347
Total liabilities and stockholders' equity	$	430,828

The accompanying notes are an integral part of these financial statements.

BTS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JULY 31, 2007

Revenues:	
Commissions	$ 247,806
Interest and dividends	4,412
Unrealized gain/loss	936
Trading gain/loss	10,558
Signature guarantees	42,900
Other income	40,000
Total income	346,612
Expenses:	
Commissions	177,828
Audit and accounting expenses	14,789
Directors' fees	29,167
Fees and licenses	10,513
Insurance expense	8,573
Occupancy	26,039
Boston Stock Exchange dues	4,000
Other expenses	4,991
Total expenses	275,900
Income before income taxes	70,712
Provision for income taxes	2,762
Net income	$ 67,950

The accompanying notes are an integral part of these financial statements.

BTS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JULY 31, 2007

	Capital Stock				
	Shares Issued	Common Stock	APIC	Retained Earnings	Total
Balance at August 1, 2006	100	$ 14,435	$ 79,920	$ 257,042	$ 351,397
Net income				67,950	67,950
Balance at July 31, 2007	100	$ 14,435	$ 79,920	$ 324,992	$ 419,347

The accompanying notes are an integral part of these financial statements.

BTS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JULY 31, 2007

Cash flows from operating activities:	
Net income	$ 67,950
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred taxes	(197)
Unrealized gain	(936)
Realized gain	(10,558)
Loss on redemption in marketable securities	666
Interest income on marketable securities	(3,371)
Interest income on due from officer	(1,041)
Decrease in commissions receivable	2,772
Increase in other receivables	(35,000)
Increase in prepaid taxes	(3,231)
Increase in prepaid expenses	(3,981)
Decrease in accounts payable	(835)
Decrease in commissions payable	(1,962)
Increase in income taxes payable	3,647
Net cash provided by operating activities	13,923
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Issuance of short term loan to officer	(15,000)
Net decrease in cash	(1,077)
Cash at beginning of the year	162,702
Cash at end of the year	$ 161,625

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 4,520

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

BTS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2007

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
BTS Securities Corporation (BTSSC), a registered broker-dealer, was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue
Revenue is recorded during the period in which services are performed.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions have not reached their contractual settlement date are recorded net on the statement of financial condition.

Not Readily Marketable Securities
Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At July 31, 2007, these securities at estimated fair values consist of the equities valued at $9,231.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $153,592 at July 31, 2007, which exceeded required net capital of $5,000 by $148,592. The ratio of aggregate indebtedness to net capital at July 31, 2007 was 7.5%

NOTE 3- INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ (1,348)	$ (175)	$ (1,523)
State	4,307	(22)	4,285
	$ 2,959	$ (153)	$ 2,762

Deferred income taxes arise from temporary differences, resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carry forwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

The Company elected S-corporation status for tax purposes as of August 1, 2006 and will no longer be assessed federal taxes, so all estimated payments for the year will be refunded.

NOTE 4- RELATED PARTY TRANSACTIONS

During the year ended July 31, 2007, BTSSC provided signature guarantees to BTS Asset Management (a sister company), for which it charged $42,900. No amount was due to or from this related party at July 31, 2007.

BTS Asset Management leases the office facility that the Company uses for its operations. In accordance with the expense sharing agreement between the Company and BTS Asset Management, the Company is charged monthly fees for office supplies, telephone, professional fees and rent. The allocation is calculated each year according to the Company's usage from the prior year. During the year ended July 31, 2007 the Company reimbursed BTS Asset Management $549 for office supplies, $1,081 for telephone charges, $9,789 for professional fees and $14,039 for rent expenses. No amount was due to this related party at July 31, 2007.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $61,625 at July 31, 2007.

BTS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JULY 31, 2007

BTS SECURITIES CORPORATION

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JULY 31, 2007

Total ownership equity from statement of financial condition	$ 419,347
Total nonallowable assets from statement of financial condition	(265,755)
Net capital before haircuts on securities positions	153,592
Haircuts on securities	-
Net capital	$ 153,592
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 11,481
Total aggregate indebtedness	$ 11,481
Percentage of aggregate indebtedness to net capital	7.5%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 765
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 148,592
Excess net capital at 1000%	$ 153,515

BTS SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT JULY 31, 2007

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA PERIOD ENDED July 31, 2007	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT July 31, 2007
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 384,344	$ 35,003	$ 419,347
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	227,303	38,452	265,755
Haircuts on securities	-	-	-
Total deductions	227,303	38,452	265,755
Net capital	$ 157,041	$ (3,449)	$ 153,592

SCHEDULE II

BTS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JULY 31, 2007

BTS Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 because BTSSC does not hold funds or securities for, or owe money or securities to, customers. BTSSC does not carry security accounts for customers or perform custodial functions relating to customer securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, BTSSC was in compliance with the exemptive provision of Rule 15c3-3 throughout the year ended July 31, 2007.

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
BTS Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of BTS Securities Corporation, (the Company), for the year ended July 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
September 19, 2007

END